UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Chaparral Energy, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

15942R208

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Sunrise Partners Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,733,654

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,733,654

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,654

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.89%(1)

12	Type of Reporting Person (See Instructions) PN

(1) Based upon a total of 46,405,086 outstanding shares of Class A Common Stock of the Issuer as of November 8, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2019 for the quarterly period ended September 30, 2019.

1	Names of Reporting Person Paloma International, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,733,654

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,733,654

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,654

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.89%(1)

12	Type of Reporting Person (See Instructions) PN, HC

(1) Based upon a total of 46,405,086 outstanding shares of Class A Common Stock of the Issuer as of November 8, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2019 for the quarterly period ended September 30, 2019.

1	Names of Reporting Person Paloma Partners Management Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,733,654

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,733,654

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,654

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.89%(1)

12	Type of Reporting Person (See Instructions) CO, IA

(1) Based upon a total of 46,405,086 outstanding shares of Class A Common Stock of the Issuer as of November 8, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2019 for the quarterly period ended September 30, 2019.

1	Names of Reporting Person Paloma Partners Advisors LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,733,654

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,733,654

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,654

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.89%(1)

12	Type of Reporting Person (See Instructions) PN, IA

(1) Based upon a total of 46,405,086 outstanding shares of Class A Common Stock of the Issuer as of November 8, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2019 for the quarterly period ended September 30, 2019.

1	Names of Reporting Person Paloma Partners Advisors, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,733,654

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,733,654

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,654

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.89%(1)

12	Type of Reporting Person (See Instructions) CO, HC

(1) Based upon a total of 46,405,086 outstanding shares of Class A Common Stock of the Issuer as of November 8, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2019 for the quarterly period ended September 30, 2019.

1	Names of Reporting Person Gregory Hayt

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,733,654

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,733,654

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,654

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.89%(1)

12	Type of Reporting Person (See Instructions) IN, HC

(1) Based upon a total of 46,405,086 outstanding shares of Class A Common Stock of the Issuer as of November 8, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2019 for the quarterly period ended September 30, 2019.

1	Names of Reporting Person S. Donald Sussman

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,733,654

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,733,654

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,733,654

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.89%(1)

12	Type of Reporting Person (See Instructions) IN, HC

(1) Based upon a total of 46,405,086 outstanding shares of Class A Common Stock of the Issuer as of November 8, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 12, 2019 for the quarterly period ended September 30, 2019.

Item 1(a).	Name of Issuer: Chaparral Energy, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 701 Cedar Lake Blvd, Oklahoma City, OK 73114

Item 2(a).

Name of Person Filing:

Sunrise Partners Limited Partnership

Paloma International L.P.

Paloma Partners Management Company

Paloma Partners Advisors LP

Paloma Partners Advisors, Inc.

Gregory Hayt

S. Donald Sussman

Item 2(b).

Address of Principal Business Office or, if none, Residence:

Sunrise Partners Limited Partnership

Maples Corporate Services Limited

P.O. Box 309, Ugland House Grand

Cayman, KY1-1104, Cayman Islands

Paloma International, L.P.

Maples Corporate Services Limited

P.O. Box 309, Ugland House Grand

Cayman, KY1-1104, Cayman Islands

Paloma Partners Management Company

Two American Lane

Greenwich, CT 06836

Paloma Partners Advisors LP

888 E. Las Olas Blvd.

Ft. Lauderdale, FL 33301

Paloma Partners Advisors, Inc.

c/o Paloma Partners Advisors LP

888 E. Las Olas Blvd.

Ft. Lauderdale, FL 33301

Gregory Hayt

c/o Paloma Partners Management Company

Two American Lane

Greenwich, CT 06836

S. Donald Sussman

c/o Paloma Partners Advisors LP

888 E. Las Olas Blvd.

Ft. Lauderdale, FL 33301

Item 2(c).

Citizenship:

Sunrise Partners Limited Partnership — Cayman Islands

Paloma International L.P. — Cayman Islands

Paloma Partners Management Company — Delaware

Paloma Partners Advisors LP — Delaware

Paloma Partners Advisors, Inc. — Delaware

Gregory Hayt — United States of America

S. Donald Sussman — United States of America

Item 2(d).	Title of Class of Securities: Class A common stock, par value $0.01 per share
Item 2(e).	CUSIP Number: 15942R208

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	☐

Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership.

(a)

Amount beneficially owned:

2,733,654 shares deemed beneficially owned by Sunrise Partners Limited Partnership

2,733,654 shares deemed beneficially owned by Paloma International L.P.

2,733,654 shares deemed beneficially owned by Paloma Partners Management Company

2,733,654 shares deemed beneficially owned by Paloma Partners Advisors LP

2,733,654 shares deemed beneficially owned by Paloma Partners Advisors, Inc.

2,733,654 shares deemed beneficially owned by Gregory Hayt

2,733,654 shares deemed beneficially owned by S. Donald Sussman

(b)

Percent of class:

5.89% deemed beneficially owned by Sunrise Partners Limited Partnership

5.89% deemed beneficially owned by Paloma International L.P.

5.89% deemed beneficially owned by Paloma Partners Management Company

5.89% deemed beneficially owned by Paloma Partners Advisors LP

5.89% deemed beneficially owned by Paloma Partners Advisors, Inc.

5.89% deemed beneficially owned by Gregory Hayt

5.89% deemed beneficially owned by S. Donald Sussman

(c)	Number of shares as to which the person has: The information set forth in Rows 5 through 11 on the cover page for the Reporting Person is hereby incorporated by reference into this Item 4(c).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan,  pension  fund  or endowment fund is not required

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: Paloma International L.P., parent holder

By: Paloma Partners Management Company, general partner

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose
Title: Executive Vice President

PALOMA INTERNATIONAL, L.P.

By: Paloma Partners Management Company, general partner

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose Title: Executive Vice President

PALOMA PARTNERS MANAGEMENT COMPANY

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose Title: Executive Vice President

PALOMA PARTNERS ADVISORS LP

By: Paloma Partners Advisors, Inc., general partner

By:

/s/ S. DONALD SUSSMAN
By: S. Donald Sussman Title: President

PALOMA PARTNERS ADVISORS INC.

By:

/s/ S. DONALD SUSSMAN
By: S. Donald Sussman Title: President

GREGORY HAYT

/s/ GREGORY HAYT
Gregory Hayt

S. DONALD SUSSMAN

/s/ S. DONALD SUSSMAN
S. Donald Sussman

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 14, 2020 relating to the Class A, $0.01 par value of Chaparral Energy, Inc. shall be filed on behalf of the undersigned.

February 14, 2020
(Date)

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: Paloma International L.P., parent holder

By: Paloma Partners Management Company, general partner

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose Title: Executive Vice President

PALOMA INTERNATIONAL, L.P.

By Paloma Partners Management Company, general partner

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose Title: Executive Vice President

PALOMA PARTNERS MANAGEMENT COMPANY

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose Title: Executive Vice President

PALOMA PARTNERS ADVISORS LP

By: Paloma Partners Advisors, Inc., general partner

By:

/s/ S. DONALD SUSSMAN
By: S. Donald Sussman Title: President

PALOMA PARTNERS ADVISORS INC.

By:

/s/ S. DONALD SUSSMAN
By: S. Donald Sussman Title: President

GREGORY HAYT

/s/ GREGORY HAYT
Gregory Hayt

S. DONALD SUSSMAN

/s/ S. DONALD SUSSMAN
S. Donald Sussman

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not    be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

July 25, 2019
(Date)

SUNRISE PARTNERS LIMITED PARTNERSHIP

By: Paloma International L.P., parent holder

By Paloma Partners Management Company, general partner By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose Title: Executive Vice President

PALOMA INTERNATIONAL, L.P.

By Paloma Partners Management Company, general partner By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose Title: Executive Vice President

PALOMA PARTNERS MANAGEMENT COMPANY

By:

/s/ DOUGLAS W. AMBROSE
By: Douglas W. Ambrose Title: Executive Vice President

PALOMA PARTNERS ADVISORS LP

By: Paloma Partners Advisors, Inc., general partner By:

/s/ S. DONALD SUSSMAN
By: S. Donald Sussman Title: President

PALOMA PARTNERS ADVISORS INC.

By:

/s/ S. DONALD SUSSMAN
By: S. Donald Sussman Title: President

GREGORY HAYT

/s/ GREGORY HAYT
Gregory Hayt

S. DONALD SUSSMAN

/s/ S. DONALD SUSSMAN
S. Donald Sussman